LICENSE AGREEMENT

     THIS AGREEMENT, effective this 18th day of June, 1996 ("EFFECTIVE DATE") by and between BROWN UNIVERSITY RESEARCH FOUNDATION, a corporation duly organized and existing under the laws of the State of Rhode Island and having a principal office at 42 Charlesfield Street, Providence, Rhode Island 02912 ("BURF") and HGG LASER FARE, INC. ("Laser Fare"), a Rhode Island corporation having its principal office at One Industrial Drive South, Smithfield, Rhode Island 02917 ("LICENSEE").

     WHEREAS, BURF is the owner by assignment from Brown University of U.S. Patent Application S.N. 8/400,835 "Microlenses Fabricated by Laser Heating of Semiconductor Doped Glasses" and certain other inventions and proprietary information related to the fabrication of microlenses; U.S. Patent Application S.N. 60/005,973 "Maskless Photo-Encoded Selective Etching for Glass Based Microtechnology Applications" and other proprietary information related to micromachining of glass; U.S. Patent Application S.N. 8/586,437 "Laser Diode Having In Situ Fabricated Lens Element; and Provisional Patent Application filed June 1, 1996 (invention disclosure 96-8) "Optically Controlled Imaging Phase Mask Element"; and

     WHEREAS, LICENSEE has expertise in commercial laser machining and materials processing; and

     WHEREAS, LICENSEE and Brown University have entered or will enter into a RESEARCH AGREEMENT which may result in additional patents, inventions and proprietary information being assigned to BURF; and

     WHEREAS, BURF desires to have its patents, inventions and proprietary information used in the public interest and is willing to grant a license thereto on the terms set forth below; and

     WHEREAS, LICENSEE desires to obtain a license for such patents, inventions and proprietary information rights upon the terms and conditions set forth below;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties agree as follows:

                             ARTICLE 1 - DEFINITIONS

     For the purpose of this Agreement, the following words and phrases shall have the following meanings:

     1.1 "AFFILIATE" shall mean a corporation or other business entity controlled by, controlling or under common control with, a party hereto. For purposes of this Agreement, except Section 1.6, control of a corporation or other business entity shall mean direct or indirect beneficial ownership of fifty-one percent (51%) or more of the voting interest in, or a fifty-one percent (51%) or greater interest in the equity of, such corporation or other business entity. For purposes of Section 1.6, "thirty percent (30%)" shall be substituted for "fifty-one percent (51%)".

     1.2 "CONFIDENTIAL INFORMATION" shall mean all information related to the PATENT RIGHTS or TECHNOLOGY which is disclosed by one party to the other, to the extent that such information, as of the date of disclosure, is not (a) known to the receiving party (as demonstrated by competent documentary evidence); (b) disclosed in published literature through no fault of the receiving party; (c) generally available to industry; or (d) obtained by the receiving party from a third party without binder of secrecy, provided, however, that such third party has no confidentiality obligations to the disclosing party or to any of its affiliates relating to the disclosed information.

     1.3 "ELECTED INVENTION" shall mean any invention developed under the RESEARCH AGREEMENT which has been disclosed to LICENSEE and which LICENSEE has elected to add to this Agreement by notice to BURF, which notice shall be added to this Agreement for purposes of listing such inventions in Exhibit A hereto.

     1.4 "FIRST COMMERCIAL SALE" shall mean the initial transfer by LICENSEE, or any of its Affiliates or sublicensees, to an unrelated third party of LICENSED PRODUCTS subject to royalties hereunder for commercial use and not for research, development or testing purposes.

     1.5 "LICENSED PRODUCT" shall mean any product, device, software, protocol, process or service, the manufacture, use or sale of which is within the claims of the PATENT RIGHTS.

     1.6 "NET SALES" shall mean the gross sales collected from unrelated third party customers by LICENSEE and its Affiliates for LICENSED PRODUCTS, less the sum of (a) transportation, insurance, handling charges, discounts, allowances and returns, (b) commissions and other fees in amounts customary in the trade paid to third party distributors and other sales agencies and (c) sales, excise, turnover and similar taxes and any duties and other governmental charges imposed upon the production, importation, use or sale of such LICENSED PRODUCTS. For purposes of this definition, LICENSED PRODUCTS shall be considered sold when billed out to a customer other than Licensee's Affiliate or sublicensee, subject to appropriate adjustment on account of items in the preceding sentence.

     In the event that (i) LICENSEE or an Affiliate shall manufacture and/or sell an instrument or system (a "System") which consists of more than one component or device, and (ii) one or more of the components or devices in the System is within the claims of the PATENT RIGHTS ("Patented Components"), and one or more of the components or devices in the System is not within the claims of the PATENT RIGHTS ("Unpatented Components"), then for the purposes of this Agreement, the Patented Components shall be deemed to be LICENSED PRODUCTS and subject to payment of royalties hereunder, but the Unpatented Components and the entire System shall not be LICENSED PRODUCTS and shall not be subject to the payment of royalties hereunder. The NET SALES with respect to any such Patented Component shall be calculated as a proportion of the NET SALES of the System, based on the separate selling prices of the individual Patented Components and Unpatented Components included therein, or, if all of such Patented Components and Unpatented Components are not sold separately, then based on the relative value of the Patented Components and the Unpatented Components and the technology embodied therein, which relative value shall be negotiated in good faith by the parties. In the event the parties are not able to agree on such relative value, it will be determined by submission to arbitration in accordance with Article 12 hereof. In construing this Section, it is the intention of the parties that a royalty be paid only on that portion of a System which, if sold separately, would infringe any of the PATENT RIGHTS. An instrument or Component will be deemed a separate instrument or component if such instrument or component is capable of functioning either independently, or in combination with additional separate instruments or components of the type generally available in the market.

     1.7 "PATENT RIGHTS" shall mean (a) all United States and foreign patent applications listed in Exhibit A hereto; (b) all United States and foreign patent applications based upon an ELECTED INVENTION; (c) any additions, continuations, continuations-in-part, divisions, reissues or renewals and extensions based thereon; and (d) all United States and foreign patent and other industrial property rights obtained from any of said United States or foreign patent applications, and reissues and extensions thereof. PATENT RIGHTS shall not include any patent or patent application (or additions, continuations, continuations-in-part, divisions, reissues or renewals or extensions based thereon) as to which LICENSEE shall have surrendered its rights under Section
5.3 or 7.4 hereof.

     1.8 "RESEARCH AGREEMENT" shall mean the agreement between LICENSEE and Brown University which is, or will be, attached to and made part of this Agreement.

     1.9 "TECHNOLOGY" shall mean all technology, know-how, processes, improvements and other proprietary information associated with the PATENT RIGHTS developed under the RESEARCH AGREEMENT.

     1.10 "TERRITORY" shall mean the world.


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

                                ARTICLE 2 - GRANT

     2.1 Grant. BURF hereby grants to LICENSEE, subject to the terms herein recited, the exclusive, except for the rights of the Federal Government, nontransferable (except as provided in ARTICLE 9 herein) perpetual, royalty bearing right and license under the PATENT RIGHTS and the TECHNOLOGY with the right to grant sublicenses, to make, have made, use, sell and distribute (directly or indirectly through third parties) LICENSED PRODUCTS in the TERRITORY. LICENSEE agrees that so long as this license remains exclusive in the United States that any LICENSED PRODUCT produced for the sale in the United States will be manufactured substantially in the United States unless otherwise permitted under applicable law.

     2.2 Reservation of Research Rights. Anything to the contrary notwithstanding, BURF reserves the right to use (and to permit Brown University to use) the PATENT RIGHTS and CONFIDENTIAL INFORMATION for its own research and educational non-commercial purposes, subject to the confidentiality provisions of this Agreement and the Research Agreement.

     2.3 Rights of the Federal Government. LICENSEE recognizes and accepts that the Federal Government retains a non-exclusive, irrevocable, paid-up license under the PATENT RIGHTS. In addition, any right granted in this Agreement greater than that permitted under 35 U.S.C. Section 200 et. seq. (the "Federally Assisted Inventions Statute"), shall be subject to modification as may be required to conform to the provisions of that statute. BURF shall take all action necessary under the Federally Assisted Inventions Statute to preserve its ownership of all PATENT RIGHTS.

     2.4 Non-Assertion of Patent Rights. During the term of this Agreement and so long as LICENSEE is not in default with respect to any payment due to BURF hereunder, BURF will not assert its rights under the PATENT RIGHTS to prevent any party from using or selling any quantity of product on which royalty has been paid hereunder.

                              ARTICLE 3 - ROYALTIES

     3.1 License Fee. LICENSEE shall pay BURF a license fee of (a) Twenty-Five Thousand Dollars ($25,000) of which Five Thousand Dollars ($5,000) has been paid to BURF and the balance of which shall be paid on July 1, 1996 plus (b) the issuance of ten thousand (10,000) shares of the common stock of Infinite Machines Corp. within ten (10) business days of the date hereof, subject to the execution and delivery by BURF of the form of agreement attached hereto as Exhibit B.

     3.2 Royalties. Beginning with the first COMMERCIAL SALE and subject to the terms hereof, LICENSEE agrees to pay to BURF, as partial consideration for the rights granted under this Agreement,

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

an amount equal to five percent (5%) of NET SALES of LICENSED PRODUCTS within the claims of an issued patent which is part of the PATENT RIGHTS.

     3.3 Sublicenses. In the event that LICENSEE enters into a sublicense and if no royalty payment is payable to BURF pursuant to Section 3.2, LICENSEE shall pay to BURF thirty percent (30%) of any royalty payments received by LICENSEE under such sublicense with respect to the sale by the sublicense of LICENSED PRODUCTS within the claims of an issued patent which is part of the PATENT RIGHTS. In no event will equity investments in LICENSEE or payments for research and development conducted by LICENSEE be considered to be royalty payments. LICENSEE shall not offer sublicense royalty rates less than the rate that would be due under Section 3.2 for NET SALES of LICENSEE without the written prior approval of BURF, which approval shall not be unreasonably withheld, delayed or conditioned. In no event shall LICENSEE pay BURF less than three percent (3%) of NET SALES by a sublicensee pursuant to this Section 3.3.

     3.4 Royalty Period. The obligation to pay royalties under Section 3.2 shall continue in each country in which sales are made until the date of expiration of the last to expire of any patent issued by such country which is part of the PATENT RIGHTS, whereupon exclusive licenses granted hereunder shall be fully paid and LICENSEE and its Affiliates and sublicensees shall be free to develop, make, have made, use, sell and distribute LICENSED PRODUCTS in such country without further duties or responsibilities to BURF.

     3.5 License Maintenance Payments. In order to preserve the rights and licenses granted hereunder, on or before July 1, 1997 and on each anniversary of such date, LICENSEE shall pay to BURF the following non-refundable license maintenance fees which shall be applied against payments required under Section
3.2 for the subsequent twelve (12) month period beginning July 1:

          (a) on account of LICENSED PRODUCTS incorporating patent application S.N. 8/400,835, Five Thousand Dollars ($5,000) on or before July 1, 1997; Seven Thousand Five Hundred Dollars ($7,500) on or before July 1, 1998; and Ten Thousand Five Hundred Dollars ($10,500) on or before July 1, 1999; and

          (b) on account of LICENSED PRODUCTS incorporating patent applications S.N. 60/005,973 and S.N. 8/586,437, Seven Thousand Dollars ($7,000) on or
     before July 1, 1997; Ten Thousand Five Hundred Dollars ($10,500) on or before July 1, 1998; and Fourteen Thousand Five Hundred Dollars ($14,500) on or before July 1, 1999.

     3.6 Payment. Royalties will be due and payable within forty-five (45) days of the end of each calendar quarter. Royalty and fee payments shall be made in United States dollars in Providence, Rhode Island. Late payment of these amounts shall be subject to interest charges at an annual rate of one and one-half percent (1 1/2%) in excess of the "prime rate" published from time to time in The Wall Street Journal. Exchange rates applied will be the closing buying rates quoted by The Wall Street Journal on the last business day of the applicable calendar quarter.

     3.7 Joint Intellectual Property. The royalties provided defined above in
Section 3.2 shall apply to all PATENT RIGHTS derived from technology based upon the current patent applications as well as any continuations, additions, divisions, continuations-in-part, reissuances, or other continuing applications which claim the priority of such initial application and whether or not the initial application or any of the continuing applications names one or more employees of LICENSEE as co-inventors together with BURF employees or employees of Brown University. If, however, a distinct improvement or invention is made subsequent to the execution of this AGREEMENT and is the subject of a separate patent application which names both LICENSEE'S employees and BURF's employees or employees of Brown University as co-inventors, then the applicable royalty rate shall be one-half (1/2) the royalty rate set forth in Section 3.2.

     3.8 Credit for Third Party Payments. In the event that LICENSEE makes a payment to one or more third parties for patent rights which LICENSEE reasonably believes are a dominant position which is necessary or proper to commercialize a LICENSED PRODUCT, then the royalty due under Section 3.2 shall be reduced by one-half (1/2) of the payments made to said third parties; provided, however, the royalty from LICENSEE to BURF shall not be reduced by such reduction (or multiple reductions) to less than fifty percent (50% of the royalties that would have been due in any period in the absence of such payments to said third parties.

     3.9 Only One Royalty Payable. Only one royalty will be paid with respect to any particular product, regardless of the number of inventions within the claims of PATENT RIGHTS which are included therein. If different royalty rates apply to different inventions, the highest royalty rate will apply to the product.

                         ARTICLE 4 - REPORTS AND RECORDS

     4.1 Reports. LICENSEE shall report to BURF quarterly on its efforts to bring the PATENT RIGHTS into broad commercial use and shall provide copies of all sublicenses granted. At the time of each royalty payment, LICENSEE shall provide a full account of all business activities subject to royalty payments hereunder. BURF shall keep all information furnished under this Article 4 confidential.

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

     4.2 Records. LICENSEE and its sublicenses shall keep complete and accurate books of account containing all particulars which may be reasonably necessary for the purpose of showing the royalties payable to BURF. Said books of account shall be kept at LICENSEEs principal place of business or the principal place of business of a division of LICENSEE which is marketing LICENSED PRODUCTS. Said books and particulars shall be available during normal business hours, upon reasonable notice, for two (2) years following the end of the calendar year to which they pertain, to the inspection (at the expense of BURF except as provided in Section 4.3) of an independent certified public accountant retained by BURF and reasonably acceptable to LICENSEE for the purpose of verifying LICENSEE royalty statements. Any person performing such inspection shall enter into a confidentiality agreement reasonably acceptable to LICENSEE. Inspection shall be limited solely to those records directly related to LICENSEE royalty obligations under this Agreement and shall be made no more often than once during any calendar year.

     4.3 Audit Costs. If an audit conducted on behalf of BURF pursuant to
Section 4.1 reveals that LICENSEE has made an error of five percent (5%) or more in its favor in the aggregate payments due BURF in any one year, LICENSEE shall be obligated to pay the audit fee in connection with the audit.

     4.4 Marking. LICENSEE and its sublicensees agree to mark all LICENSED PRODUCTS sold in the United States with all applicable U.S. patent numbers to the extent commercially practicable. ALL LICENSED PRODUCTS shipped to or sold in other countries shall be marked in such a manner as to conform with the patent laws and practice of the country to which such products are shipped or in which such products are sold, to the extent commercially practicable.

                 ARTICLE 5 - PATENT PROSECUTION AND ENFORCEMENT

     5.1 BURF and LICENSEE shall cooperate fully in the preparation, filing, prosection and maintenance of the PATENT RIGHTS and of all patents and patent applications licenses to LICENSEE hereunder, executing all papers and instruments or requiring inventors to execute such papers and instruments so as to enable BURF to apply for, to prosecute and to maintain patent applications and patents in BURF's name in any country. Each party shall provide to the other prompt notice as to all matters which come to its attention and which may affect the preparation, filing, prosection or maintenance of any such patent applications or patents.

     5.2 LICENSEE shall reimburse BURF for all reasonable out of pocket expenses BURF incurs after June 1, 1996 for the preparation, filing, prosecution and maintenance of PATENT RIGHTS. LICENSEE shall pay BURF within thirty (30) days of receipt of invoices from

BURF. Late payment of these invoices shall be subject to interest charges at the annual rate provided Section 3.5. BURF shall take responsibility for the preparation, filing, prosecution and maintenance of any and all patent applications and patents included in PATENT RIGHTS; provided, however, that BURF shall first consult with LICENSEE as to the preparation, filing, prosecution and maintenance of such patent applications and patents and shall furnish to LICENSEE copies of documents relevant to any such preparation, filing, prosecution or maintenance. If BURF fails promptly to take any action reasonably requested by LICENSEE and LICENSEE reasonably determines that such failure will materially and adversely affect the PATENT RIGHTS, LICENSEE, in the name and as the agent of BURF, may take all such action.

     5.3 If LICENSEE elects to no longer pay the expenses of a patent application or patent included within PATENT RIGHTS, LICENSEE shall notify BURF not less than sixty (60) days prior to such action and shall thereby surrender its rights under such patent or patent application.

     5.4 Enforcement. BURF and LICENSEE shall each give immediate notice to the other of any infringement of PATENT RIGHTS by third parties which may come to their attention. BURF hereby grants LICENSEE, at LICENSEE's expense, the right to institute and conduct such legal action against third party infringers of the PATENT RIGHTS, or enter into such settlement agreements, as are deemed appropriate by LICENSEE. The benefits of any action taken by LICENSEE shall first be applied to reimburse LICENSEE for its reasonable expenses incurred in such action and then shall be divided equally between BURF and LICENSEE. To the extent LICENSEE is unable to recover such expenses from such benefits, LICENSEE may offset the same against up to fifty percent (50%) of Royalties payable from time to time hereunder until fifty percent (50%) of such costs are recovered. In any such action, LICENSEE shall be entitled to join BURF as a party plaintiff and BURF will be obligated to reasonably assist at LICENSEE's expense. Should LICENSEE fail to commence actions or proceedings against infringers of the PATENT RIGHTS within sixty (60) days of receiving written notice thereof from BURF, BURF, at BURF's expense, shall have the right to initiate and pursue such action and receive all resulting benefits. If BURF fails to take such action within sixty (60) days of receiving written notice from LICENSEE, LICENSEE shall again have such right and authority to take such actions as set forth in this
Section 5.4. No settlement, consent judgment or other voluntary final disposition of the suit may be entered into without the consent of BURF, which consent shall not be unreasonably withheld, delayed or conditioned. In the event that a declaratory judgment action alleging invalidity of any of the PATENT RIGHTS shall be brought against LICENSEE or BURF, BURF, at its sold option, shall have the right to intervene and take over the sole defense of the action at its own expense.


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

                   ARTICLE 6 - REPRESENTATIONS AND WARRANTIES

     6.1 Utilization. LICENSEE represents and warrants that it will use commercially reasonable efforts to exploit the PATENT RIGHTS so that utilization will result therefrom.

     6.2 Authority. Each party represents and warrants that it has the right and authority to enter this Agreement.

     6.3 Rights of BURF. BURF represents and warrants that to the best of its knowledge, it has the unrestricted right to grant the license contained in this Agreement and that no other party, except the Federal Government has any rights in or to the PATENT RIGHTS.

     6.4 Exceptions. Nothing in this Agreement shall be construed as:

          (A) a warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of patents, copyrights and trademarks of third parties.

          (B) conferring rights on BURF to use in advertising, publicity or otherwise the name of LICENSEE or of its employees, AFFILIATES or sublicensees without the prior written approval of LICENSEE; or

          (C) conferring rights on LICENSEE to use in advertising, publicity the name of "Brown University", "Brown University Research Foundation" or their employees without the prior written approval of BURF.

     6.5 Disclaimer. EXCEPT AS EXPRESSLY PROVIDED HEREIN, BURF MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED. THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. THE PARTIES ACKNOWLEDGE THAT THIS AGREEMENT IS NOT A CONSUMER TRANSACTION UNDER THE UNIFORM COMMERCIAL CODE OF RHODE ISLAND.

                        ARTICLE 7 - TERM AND TERMINATION

     7.1 Bankruptcy. If LICENSEE undergoes a liquidation in bankruptcy, or files a petition for liquidation in bankruptcy, or receiver, trustee or assignee for the benefit of creditors, whether by the voluntary act of LICENSEE or otherwise, and if LICENSEE fails to terminate any such proceeding within one hundred twenty
(120) days after its commencement BURF may at its election terminate this Agreement upon thirty (30) days written notice to LICENSEE. LICENSEE agrees to provide written notice to BURF of LICENSEE'S or third party's intention to file a petition for liquidation of LICENSEE in bankruptcy prior to such filing, if known.

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

     7.2 Failure to Pay Royalties. Should LICENSEE fail in its payment to BURF of royalties or fees due in accordance with the terms of this Agreement, BURF shall have the right to serve notice upon LICENSEE by certified mail at an address designated in Article 11 hereof, of its intention to terminate this Agreement within thirty (30) days after receipt of said notice of termination unless LICENSEE shall either (a) pay BURF within the thirty (30) day period or
(b) refer the matter for arbitration as provided in Article 12. If LICENSEE has not paid all such royalties properly due and payable within such thirty (30) day period (or within thirty (30) days following the receipt of the arbitration decision), the rights, privileges and license granted hereunder shall terminate upon the end of such thirty (30) day period.

     7.3 Material Breach. Upon any material breach or default by LICENSEE or the failure of LICENSEE to pay the amounts set forth in the Research Agreement (unless the Research Agreement has been terminated), BURF shall have the right to terminate this Agreement and the rights and license granted hereunder by ninety (90) days notice by certified mail to LICENSEE. Such termination shall become effective at the end of such ninety (90) day period unless LICENSEE has cured or has commenced good faith efforts to cure any such breach or default prior to the expiration of the ninety (90) day period. Notwithstanding the foregoing, BURF may not terminate this Agreement based on non-payment of royalties unless and until there has been an arbitration decision pursuant to
Section 7.2 and LICENSEE has failed to pay the amount required within thirty
(30) days of the date thereof.

     7.4 Termination by LICENSEE. LICENSEE may terminate this Agreement upon ninety (90) days notice by certified mail to BURF. LICENSEE may terminate its rights and obligations under this Agreement as to any patent included in the PATENT RIGHTS upon ninety (90) days notice by certified mail to BURF.

     7.5 Termination by BURF. At any time after January 1, 2000, BURF may terminate the license granted under this Agreement with respect to any of the patents included in the PATENT RIGHTS upon ninety (90) days notice by certified mail to LICENSEE if aggregate NET SALES by LICENSEE or LICENSEE'S sublicensees in connection with transfers of all LICENSED PRODUCTS during the preceding twelve months are less than $500,000, unless during such ninety day period LICENSEE submits evidence reasonably satisfactory to BURF demonstrating LICENSEE'S substantial and diligent efforts to develop a LICENSED PRODUCT for potential commercial use.

     7.6 Obligations on Termination. Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party of any obligation which natured prior to the effective date of such termination, and LICENSEE and its Affiliates and sublicensees may, after the effective date of such termination, complete LICENSED PRODUCTS in the process of or manufacture at the time of such termination and sell the same together with LICENSED PRODUCTS in inventory provided that LICENSEE pays to BURF royalties as required by Article 3 of this Agreement and submits the reports required by Article 4.

     7.7 Sublicenses. Any sublicenses granted by LICENSEE under this Agreement shall provide for termination or assignment to BURF, at the option of BURF, of LICENSEE'S interest therein upon termination of this Agreement.

     7.8 Survival. Article 8 and Section 7.6 shall survive termination of this Agreement as wells as the right of BURF to collect any accrued royalties as recited in Article 3.

                    ARTICLE 8 - INDEMNIFICATION AND INSURANCE

     8.1 Indemnification. Except as provided below, LICENSEE shall indemnify, defend and hold harmless BURF, BROWN UNIVERSITY and their trustees, officers, professional staff, employees, and agents and their respective successors, heirs and assigns (the "Indemnitees"), against any liability, damage, loss or expense (including reasonable attorneys' fees and expenses of litigation) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of (i) any theory of product liability (including, but not limited to, actions in the form of tort, warranty, or strict liability) concerning any product, process of service made, used or sold by LICENSEE, its Affiliates or sublicensees pursuant to any right or license granted under this Agreement, or (ii) the exercise by LICENSEE of the rights and licenses granted to LICENSEE under this Agreement. LICENSEE shall have no obligation to indemnify any of the Indemnitees under this Article 8 to the extent that a court of competent jurisdiction or arbitrator pursuant to
Article 12 determines that the damages were the result of the fraud, gross negligence, or willful misconduct of the Indemnitees. LICENSEE reserves all rights it may have against the Indemnitees arising by reason of such fraud, gross negligence or willful misconduct.

     8.2 Defense. LICENSEE agrees, at its own expense, to provide attorneys reasonably acceptable to BURF to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.

     8.3 Insurance. Beginning at the time of the FIRST COMMERCIAL SALE, LICENSEE shall, at its sole cost and expense, procure and maintain comprehensive general liability insurance in amounts consistent with the prudent industry practice, naming the Indemnitees as additional insureds, to the extent they may be so named without material increase in premium. To the extent available on commercially reasonable terms and rates, such comprehensive general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for LICENSEE's indemnification under this Agreement. LICENSEE shall provide BURF with written evidence of such insurance upon request of BURF. To the extent available on commercially reasonable terms and rates, LICENSEE shall maintain such comprehensive general liability insurance beyond the expiration or termination of this Agreement during the period that any product, process, or service, relating to, or developed pursuant to, this Agreement is being commercially distributed or sold by LICENSEE or by an agent of LICENSEE and for a reasonable period thereafter. LICENSEE shall notify BURF in the event any insurance is not available as provided herein. If such insurance is not available on commercially reasonable terms, Licensee will not sell, distribute or otherwise dispose of Licensed Products unless and until Licensee and BURF have agreed to a reasonable arrangement or accommodation to protect the Indemnitees from exposure to product liability claims.

     8.4 Sublicense. Without in any way limiting LICENSEE's Indemnification obligations hereunder, LICENSEE shall require all of its sublicenses hereunder to indemnify and hold harmless BURF and Brown University under the same terms as stated in Section 8.1 and to carry insurance under the same terms as Section 8.3.

                             ARTICLE 9 - ASSIGNMENT

     9.1 BURF agrees that its rights and obligations under this Agreement may not be transferred or assigned without the prior written consent of LICENSEE. LICENSEE may assign or otherwise transfer this Agreement and the license granted hereby and the rights acquired by it hereunder only if such assignment or transfer (a) is to an Affiliate or (b) is accompanied by a sale or other transfer of LICENSEE's entire business or of that part of LICENSEE's business to which the license granted hereby relates; provided, that any such assignee or transferee has agreed in writing to be bound by the terms and provisions of this Agreement. Upon such assignment or transfer and agreement by such assignee or transferee, the term LICENSEE as used hereunder shall include such assignee or transferee.

                        ARTICLE 10 - EXPORT REQUIREMENTS

     10.01 License to Export. Any and all licenses, permits or other governmental approvals for the export of materials, data, know-how, and the like carried out under this Agreement by LICENSEE shall be the responsibility of LICENSEE.

                ARTICLE 11 - PAYMENTS, NOTICES AND COMMUNICATIONS

     11.1 Any payment, notice or other communication pursuant to this Agreement shall be sufficiently made or given on the date of mailing if sent to such party by certified first class mail, postage prepaid, addressed to it at its address below or as it shall designate by written notice given to the other party:

      In the case of BURF:

                        Brown University Research Foundation
                        42 Charlesfield Street
                        Box 1949
                        Providence, RI  02912
                        Attention:  President

      In the case of LICENSEE:

                        HGG Laser Fare, Inc.
                        One Industrial Drive South
                        Smithfield, RI  02917
                        Attention:  President

                            ARTICLE 12 - ARBITRATION

     12.1 Any controversy arising under or related to this Agreement, or any disputed claim by either party against the other under this Agreement excluding any dispute relating to patent validity or infringement arising under this Agreement, shall be settled by arbitration in accordance with the Licensing Agreement Arbitration Rules of the American Arbitration Association. Upon request of either party, arbitration will be by:

          a. A third party arbitrator mutually agreed upon in writing by LICENSEE and BURF within thirty (30) days of such arbitration request; or

          b. A member of the American Arbitration Association.

     12.2 Judgment upon the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof. The parties shall be entitled to discover in like manner as if the arbitration were a civil suit in the Rhode Island Superior court.

     12.3 Any arbitration shall be held in Providence, Rhode Island, unless the parties hereto mutually agreed in writing to another place.

                      ARTICLE 13 - MISCELLANEOUS PROVISIONS

     13.1 Confidentiality. During the duration of this Agreement and for a period of five (5) years thereafter, each party agrees to use reasonable efforts not to (i) disclose to third parties any CONFIDENTIAL INFORMATION of the other party or (ii) use the CONFIDENTIAL INFORMATION of the other party in any manner except as contemplated by this Agreement. Nothing in this Agreement shall limit in any way the disclosure of information required by a public authority of the disclosure of information that is necessary to prevent imminent danger to the public.

     13.2 Limitation of Liability. Neither party shall be liable to the other for any special, consequential, incidental or indirect damages arising out of this Agreement, however caused, under any theory of liability.

     13.3 Governing Law. This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of the State of Rhode Island, U.S.A., except that questions affecting construction and effect of any patent shall be determined by the law of the country in which the patent was granted.

     13.4 Entire Agreement. The parties hereto acknowledge that this instrument sets forth the entire agreement and understandings of the parties hereto as to the subject matter hereof, and shall not be subject to any change or modification except by the execution of a written instrument subscribed to by the parties hereto.

     13.5 Severability. The provisions of this Agreement are severable, and in the event that any provisions of this Agreement are determined to be invalid or unenforceable under any controlling body of law, such invalidity or enforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

                            ARTICLE 14 - IMPROVEMENTS

     BURF shall have no right, title or interest in or to improvements to the TECHNOLOGY made by LICENSEE, LICENSEE's sublicensees or LICENSEE's consultants, contractors, subcontractors, joint venturers, customers or the like, except that to the extent that a product or process incorporating such improvements is within the scope of a LICENSED PRODUCT, the terms and conditions of this Agreement apply; provided, however, that the provisions of this Article 14 shall not limit any rights of BURF with respect to improvements made pursuant to the RESEARCH AGREEMENT.

BROWN UNIVERSITY RESEARCH                       HGG LASER FARE, INC.
FOUNDATION


By:_______________________                      By:________________________

Title:____________________                      Title:_____________________

Date:_____________________                      Date:______________________

                                    EXHIBIT A


                           List of patent applications




U.S. Patent Application S.N. 8/400,835
U.S. Patent Application S.N. 60/005,973
U.S. Patent Application S.N. 8/586,437
U.S. Provisional Patent Application (Brown University Invention
  Disclosure 96-8) filed June 1, 1996